November 29, 2006

Integrity Managed Portfolios
1 Main Street North
Minot, North Dakota  58703

Re:                                        Integrity Managed Portfolios

Ladies and Gentlemen:

We have served as counsel for the Integrity Managed Portfolios (the “Fund”), which proposes to offer and sell shares of beneficial interest of series of the Fund designated The Kansas Municipal Fund, The Kansas Insured Intermediate Fund, The Maine Municipal Fund, The Nebraska Municipal Fund, The New Hampshire Municipal Fund and The Oklahoma Municipal Fund (collectively, the “Shares”) in the manner and on the terms set forth in its Post-Effective Amendment No. 54 (under the Securities Act of 1933, as amended) and Amendment No. 56 (under the Investment Company Act of 1940, as amended) (the “Amendment”) to its Registration Statement to be filed on or about November 30, 2006 with the Securities and Exchange Commission under the Securities Act of 1933, as amended and the Investment Company Act of 1940, as amended, respectively.

In connection therewith, we have examined such pertinent records and documents and matters of law as we have deemed necessary in order to enable us to express the opinions hereinafter set forth, including the Fund’s Agreement and Declaration of Trust dated August 10, 1990 (the “Declaration of Trust”), Bylaws, Amendment, actions of the Fund’s Board of Trustees at the organizational meetings of the series of the Fund and a certificate executed by an appropriate officer of the Fund certifying and attaching copies of the Fund’s Declaration of Trust, Designation of Series, Bylaws, and certain actions of the Board of Trustees of the Fund authorizing the issuance of Shares.

In such examination, we have assumed the genuineness of all signatures, the conformity to the originals of all of the documents reviewed by us as copies, the authenticity and completeness of all original documents reviewed by us in original or copy form and the legal competence of each individual executing any document.

Based upon the foregoing, we are of the opinion that:

The Shares of the Fund which are currently being registered by the Amendment referred to above may be legally and validly issued from time to time in accordance with the Fund’s Declaration of Trust and the Fund’s Bylaws, and subject to compliance with the Securities Act of 1933, as amended, the Investment Company Act of 1940, as amended, and applicable state laws and the receipt by the Fund of a purchase price of not less than the net asset value per share, and such Shares, when so issued and sold, will be legally issued, fully paid and non-assessable, except that as set forth in the Amendment, shareholders of the Fund may under certain circumstances be held personally liable for its obligations.

We hereby consent to the filing of this opinion as an exhibit to the Amendment (File No. 33-36324) relating to the Shares referred to above, to the use of our name and to the reference to our firm in said Amendment.

Respectfully submitted,

Chapman and Cutler LLP